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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

LITTLE SIOUX CORN PROCESSORS, L.L.C.
(Name of Small Business Issuer in its charter)

IOWA	EIN 42-1510421
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
4808 F Avenue, Marcus, IA 50135 (Address of principal executive offices)
(712) 376-2800 or (866) 436-2676 (toll free) (Issuer's Telephone Number)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

CLASS A
LIMITED LIABILITY COMPANY
MEMBERSHIP INTERESTS
(Title of Class)

LITTLE SIOUX CORN PROCESSORS, L.L.C.

FORM 10-SB

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business of the Company

        Little Sioux Corn Processors, L.L.C., was formed as an Iowa limited liability company on September 28, 2000. References to "we", "us", "our" and the "Company" refer to the entity and business of Little Sioux Corn Processors, L.L.C.

        On March 6, 2002, we purchased the sole general partnership interest in an Iowa limited partnership, LSCP, L.P., which was formed on October 16, 2001. During 2002, we raised $10,226,000 by issuing 10,002 of our units to investors. We purchased our general partnership interest by contributing these proceeds and our net assets to the limited partnership. Our general partnership interests in the limited partnership represent substantially all of our assets. The limited partnership has substantially completed development and construction of a 40 million-gallon per year ethanol plant near Marcus, Iowa.

        The limited partnership consists of a sole general partnership interest, which we own, and six classes of limited partnership interests. Four classes of limited partnership interests are currently outstanding and owned by various limited partners. The other two classes of limited partnership interests have not been issued and may not be issued. Limited partnership interests are designated in units.

        As general partner of the limited partnership, we have complete and exclusive power to manage and control the affairs of the limited partnership including the day-to-day business and operations of the ethanol plant. As general partner we have unlimited liability for the payment of debts and liabilities of the limited partnership. Under the limited partnership agreement, we can only be removed as general partner if a court has determined that we have been grossly negligent in performing our duties as general partner and the holders of at least sixty-six and two thirds percent (66 2/3%) of the outstanding limited partnership units vote to remove us.

        The limited partnership agreement allows each class of limited partnership interests the right to appoint one director to our board of directors. This means that the four classes of limited partnership interests can elect four of the thirteen directors on our board. Our board of directors is divided into two classes known as Class A and Class B. Class A directors are elected by our members. Class B directors are elected by the limited partners of the limited partnership. Both Class A and Class B directors can take action with respect to any matters relating to the ownership and operation of the ethanol plant. However, only Class A directors can take action with respect to any matters relating to the Company and not also directly relating to the ethanol plant. For example, Class B directors may not vote on a motion regarding any distributions we may make to our members. No limited partner or class of limited partnership interests has the right to appoint a majority of our directors or control the business of the limited partnership.

        Our power to manage the limited partnership is restricted in three cases. First, we cannot dispose of or encumber substantially all of the assets of the limited partnership without first obtaining the consent of the holders of a majority of the limited partnership interests. Second, we cannot remove or appoint a general manager responsible for managing the limited partnership's business without first obtaining the consent of the holders of a majority of the limited partnership interests. Finally, we cannot admit additional general or limited partners without first obtaining the approval of the holders of at least 75 percent of the limited partnership units.

        Under the limited partnership agreement, distributions of the limited partnership's revenues are made to the general and limited partners in proportion to the units held, however, distributions are also limited by loan covenants contained in our loan agreements executed with our lenders. Profits and losses are generally allocated to the partners in proportion to the units held. As general partner, we own 2,189 limited partnership units or 59 percent of the outstanding limited partnership units. The limited partners own an aggregate of 1,550 limited partnership units or 41 percent of the outstanding limited partnership units.

        The limited partnership agreement can only be amended if the amendment is approved by our board of directors and is approved by holders of a majority of the limited partnership interests.

Principal Products and Markets

        We have constructed the ethanol plant near Marcus, Iowa in Cherokee County, in the northwestern section of Iowa. The project site is located approximately two miles east of Marcus and one mile north of Iowa State Highway 3. We selected the Marcus site because of its location to existing grain production, accessibility to road and rail transportation and its proximity to major population centers. It is also served by the Canadian National Railroad Company. It is in close proximity to major highways that connect to major population centers such as Minneapolis, Minnesota, Omaha, Nebraska, and Chicago, Illinois.

        The principal products we will produce at the ethanol plant are ethanol and distiller grains. Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, and can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute. Approximately 95% of all ethanol is used in its primary form for blending with unleaded gasoline and other fuel products. The implementation of the Federal Clean Air act has made ethanol fuels an important domestic renewable fuel additive. Used as a fuel oxygenate, ethanol provides a means to control carbon monoxide emissions in large metropolitan areas. The principal purchasers of ethanol are generally the wholesale gasoline marketer or blender. We expect the principal markets for our ethanol will be petroleum terminals in the Iowa and upper Midwest area.

        A principal by-product of the ethanol production process is distiller grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry. Distiller grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal. By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle. Dry mill ethanol processing creates three forms of distiller grains: Distillers Wet Grains ("DWS"), Distillers Modified Wet Grains ("DMWS") and Distillers Dried Grains with Solubles ("DDGS"). DWS is processed corn mash that contains approximately 70% moisture. DWS has a shelf life of approximately three days and can be sold only to farms within the immediate vicinity of an ethanol plant. DMWS is DWS that has been dried to approximately 50% moisture. DMWS have a slightly longer shelf life of approximately three weeks and are often sold to nearby markets. DDGS is DWS that has been dried to 10% moisture. DDGS have an almost indefinite shelf life and may be sold and shipped to any market regardless of its vicinity to an ethanol plant.

Distribution Methods

        As general partner of the limited partnership, we entered into a marketing agreement with Minnesota Corn Processors, L.L.C., ("MCP") for the purposes of marketing and distributing our ethanol. This marketing agreement was subsequently assigned by MCP to Archer Daniels Midland Company ("ADM") following ADM's acquisition of MCP. In exchange for ADM's marketing, sales, storage and transportation services, we expect to pay ADM a fixed price per gallon of ethanol sold. The initial term of the marketing agreement with ADM is four years and the agreement is automatically renewed for successive one year periods at the end of the four year term unless the parties agree otherwise.

        As general partner of the limited partnership, we have entered into a marketing agreement with Commodity Specialist Company, ("CSC") a Delaware corporation, for the purpose of marketing and selling all the distiller grains we produce, except distiller grains we produce and sell directly to local farmers. For our distiller grains, we expect to receive a percentage of the selling price actually received by CSC in marketing the distillers grains to its customers.

Competition

        We expect to be in direct competition with other ethanol producers, many of whom have greater resources than we do. We also expect that additional ethanol producers will enter the market as the demand for ethanol increases.

        Our ethanol plant is expected to compete with other ethanol producers on the basis of price and, to a lesser extent, delivery service. We believe we will compete favorably with other ethanol producers due to our proximity to ample grain supplies and multiple modes of transportation. We believe our plant's location will offer an advantage over other ethanol producers in that it is expected to have ready access by rail to growing ethanol markets, which will reduce our cost of sales.

        Currently, Iowa has eleven other planned and operating producer owned ethanol plants. Plants near Coon Rapids and Lakota produce approximately 40 million gallons per year. Plants nears Sioux Center and Galva produce approximately 15 million gallons per year. Planned producer and privately owned ethanol plants near Hanlantown, Ashton, Denison, Mason City, and Burlington are expected to produce 40 million gallons per year. Planned ethanol plants near Steamboat Rock and Manchester are expected to produce 20 million gallons per year and 15 million gallons per year respectively. A planned ethanol plant near Hudson, South Dakota is expected to produce near 40 million gallons per year. There are numerous other producer and privately owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States.

        The largest ethanol producers include Archer Daniels Midland, Cargill, Midwest Grain, Williams Energy Service, New Energy Corporation and High Plains Corporation, all of which are capable of producing many times the amount of ethanol we expect to produce. In addition, there are several regional entities recently formed, or in the process of formation, of a similar size and with similar resources to us.

        The ethanol industry has grown to over 55 production facilities in the United States. Industry authorities estimate that these facilities are capable of producing approximately 2.7 billion gallons of ethanol per year. Plans to construct new plants or to expand existing plans have been announced which would increase capacity by approximately 465 million gallons per year. We cannot determine the effect of this type of an increase upon the demand or price of ethanol.

        The ethanol industry is very competitive. While the ethanol industry has been growing, there is significant competition among ethanol producers. Nationally, ethanol production is concentrated in a few large companies. Our ethanol plant faces a competitive challenge from larger factories, from plants that can produce a wider range of products than our plant, and from other plants similar to our ethanol plant.

        Our ethanol plant will be in direct competition with other ethanol producers, many of which have greater resources than we currently have or will have in the future. Large ethanol producers such as Archer Daniels Midland and Cargill, among others, are capable of producing significantly greater quantities than the amount of ethanol we expect to produce. In addition, there are several Minnesota, Iowa and other midwestern regional ethanol producers, as well as others on the east and west coasts and the south, that have recently formed, are in the process of forming, or are under consideration, which are or would be of a similar size and have similar resources to us. In light of such competition, there is no assurance that we can complete the project, or can successfully operate the ethanol plant if constructed.

        Our ethanol plant will also compete with producers of other gasoline additives having similar octane and oxygenate values as ethanol, such as producers of MTBE, a petrochemical derived from methanol that costs less to produce than ethanol. Although currently the subject of a federal ban, many major oil companies can produce MTBE and because it is petroleum-based, its use is strongly supported by major oil companies. Alternative fuels, gasoline oxygenates and alternative ethanol production methods are also continually under development. The major oil companies have significantly greater resources than we have to market MTBE and other additives, to develop alternative products, and to influence legislation and public perception of MTBE and ethanol. These companies also have sufficient resources to begin production of ethanol should they choose to do so.

        Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development by ethanol and oil companies with far greater resources that we have. New products or methods of ethanol production developed by larger better-financed competitors could provide them competitive advantages over us and harm our business.

Sources of Raw Materials—Corn Feedstock Supply

        We have obtained a grain dealers license and have established our own grain sourcing staff to acquire the corn we need. We have also identified a number of elevators as potential sources of grain in northwestern Iowa for additional corn delivery.

Dependence on One or a Few Major Customers

        As discussed above, we have entered into marketing agreements with ADM and CSC for the purposes of marketing and distributing our principal products, ethanol and distiller grains. We will rely on ADM and CSC for the sale and distribution of almost all of our products, except for those distiller grains that we will market locally. Therefore, we are highly dependent on ADM and CSC for the successful marketing of our products.

Effect of Governmental Regulation

        Ethanol has important applications, primarily as a high quality octane enhancer and an oxygenate capable of reducing air pollution and improving automobile performance. The ethanol industry is heavily dependent, however, on several economic incentives to produce ethanol, including federal ethanol supports.

        Ethanol sales have been favorably affected by the Clean Air Act amendments of 1990, particularly the Federal Oxygen Program which became effective November 1, 1992. The Federal Oxygen Program requires the sale of oxygenated motor fuels during the winter months in certain major metropolitan areas to reduce carbon monoxide pollution. Ethanol use has increased due to a second Clean Air Act program, the Reformulated Gasoline Program. This program became effective January 1, 1995, and requires the sale of reformulated gasoline in nine major urban areas to reduce pollutants, including those that contribute to ground level ozone, better known as smog. Increasingly stricter EPA regulations are expected to increase the number of metropolitan areas deemed in non-compliance with Clean Air Standards, which could increase the demand for ethanol.

        The use of ethanol as an oxygenate to blend with fuel to comply with federal mandates also has been aided by federal tax policy. The Energy Tax Act of 1978 exempted ethanol blended gasoline from the federal gas tax as a means of stimulating the development of a domestic ethanol industry and mitigating the country's dependence on foreign oil. As amended, the federal tax exemption currently allows the market price of ethanol to compete with the price of domestic gasoline. The exemption for a

10% ethanol blend is the equivalent of providing a per gallon "equalization" payment that allows blenders to pay more for ethanol than the wholesale price of gasoline and still retain profit margins equal to those received upon the sale of gasoline that is not blended with ethanol. Under current legislation, the federal gasoline tax is $0.184 per gallon and the tax on a 10% ethanol blend is $0.131 per gallon, providing a $0.053 difference. The exemption will gradually drop to 5.1 cents in 2005. This federal tax exemption is scheduled to expire in 2007, however, it may be replaced by legislation now before the United States Senate.

        Currently, a bill (S. 517, 107th Cong.) including provisions known as the Renewable Fuels Standard has been introduced in the United States Senate. It would revise the current method in which fuel ethanol use is required. The proposed legislation will determine the specific volume of ethanol to be used in gasoline on a nationwide basis. The anticipated volumes would begin in the year 2003 at 2 billion gallons and grow at a rate of approximately 300 million gallons per year to a volume of 5 billion gallons in 2012. We anticipate that the forecasted, increased future demand for ethanol will assist our plant's entry in this industry.

        The ethanol industry and our business depend upon continuation of the federal ethanol supports discussed above. These incentives have supported a market for ethanol that might disappear without the incentives. Alternatively, the incentives may be continued but not at the same levels at which they currently exist. The elimination or reduction of such federal ethanol supports would make it more costly for us to produce and sell our ethanol.

Costs and Effects of Compliance with Environmental Laws

        We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. As of December 31, 2002, we had obtained all of the necessary permits to begin plant operations including, air pollution construction permits, a pollutant discharge elimination system general permit, storm water discharge permits, a water withdrawal permit, and an alcohol fuel producer's permit. In addition, we have completed a spill prevention control and countermeasures plan. As of December 31, 2002, we had incurred expenses of approximately $118,000 in complying with environmental laws, including the cost of obtaining permits. Although we have been successful in obtaining all of the permits currently required, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.

        We are subject to oversight activities by the EPA. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa's environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims may result in an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.

Employees

        As of December 31, 2002, we had a total of 3 employees, all of which were full-time employees. Upon completion of the ethanol plant, we expect to retain approximately thirty employees, all of whom will be full-time, including twenty in ethanol production operations and 10 in general management and administration. We do not plan to maintain a sales and marketing force, other than a person who will be dedicated to the marketing of distiller grains within the nine county area surrounding our ethanol plant.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

Forward Looking Statements

        This Form 10-SB Registration Statement contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Exchange Act of 1934. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "will," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future construction timetable, future sales, future profit percentages and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes. We caution you that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements.

Management's Plan of Operations for the Next 12 Months

        We were formed in September 2000 to develop, construct and operate a 40 million gallon ethanol plant and engage in the production of ethanol and distillers grains in Marcus, Iowa. We substantially completed construction of the plant in April 2003. We are currently engaged in preliminary testing of plant operations and start-up production.

        We anticipate spending the next 12 months completing construction and commencing plant operations. The plant is fully operational and preliminary testing is currently taking place for the purpose of calibrating the plant and meeting emission standards. The emission standards must be tested within six months of start-up. Landscaping, drainage systems and access roads still need to be completed. Certain design improvements will be installed as they are developed. The plant may be shut down from time to time over the next 12 months to incorporate these design improvements.

        We expect to make final payments on the design-build contract by June 1, 2003. Final construction costs are expected to be approximately $45,500,000, not including expenses for landscaping, drainage systems and access roads, which still need to be completed. We expect to convert the construction loan into a term loan by June 1, 2003.

        We expect to construct an additional 500,000 bushels of grain storage within the next 12 months to allow the plant to buy corn at cheaper levels when grain is available for sale. We also expect to pave the driveways within the boundaries of the plant to reduce dust emissions.

        We expect to have sufficient cash available from our lines of credit and operations to cover our costs over the next twelve months. We anticipate significant purchases of corn, enzymes and other inputs necessary to ethanol production during the next twelve months. We do not anticipate a need to raise additional funds within the next twelve months and will rely upon our cash reserves, line of credit, USDA grant proceeds and sales receipts to finance our operations.

        We expect our costs over the next twelve months to include staffing, office, audit, legal, inventory, start-up and working capital. The following is our estimate of our costs and expenditures for the next 12 months. These estimates are based upon our general contractor and project consultant's experience with other ethanol plants similar to ours. It is only an estimate and our actual expenses could be much higher due to a variety of factors.

General and administrative costs:	$500,000
Capitalized construction interest:	670,000
Construction in progress payments:	2,250,000
Total construction and development costs:	$3,420,000
Cost of goods sold and direct production:	$53,280,000
General and administration costs:	1,885,000
Interest expense:	2,200,000
Total operating costs:	$57,365,000
Total:	$60,785,000

        We anticipate spending approximately $30,000 over the next twelve months completing testing and start-up procedures for the ethanol plant. We estimate that we will accrue approximately $670,000 of interest expense that will be capitalized into the construction costs of the project. We expect to spend a majority of our resources to commence plant operations and maintain operations over the next twelve months. We expect to spend approximately $2,250,000 on construction progress payments within the next twelve months. These costs include material and labor to construct the plant, grain and ethanol storage and handling facilities, drying facilities, offices and a cooling tower. We have also purchased and installed ethanol production equipment, such as pumps, grinders and processing equipment, storage tanks, dryers and conveyors. We anticipate financing these costs by making monthly progress payments based upon the work completed and invoiced to us by our general contractor. We expect to fund our construction and development, start-up costs and expenditures for the next twelve months through cash on hand, senior and subordinated debt financing and grant financing.

Liquidity and Capital Resources

        As of December 31, 2002, the Company and limited partnership had the following consolidated assets: cash of $269,162, current assets of $563,298 and total assets of $44,446,075. As of December 31, 2002, the Company and limited partnership had consolidated current liabilities of $2,556,301. The members' equity in the Company was $16,830,557 and consisted of an accumulated deficit of $549,175 and members' contributions, net of the cost of raising capital, of $10,842,237. For the year ended December 31, 2002, the Company and limited partnership had no revenues.

        The total construction cost for the ethanol plant is expected to be $54,440,000, assuming no unknown material changes are required. The limited partnership has financed the ethanol plant with a combination of equity from general and limited partnership interests, debt financing and grants. The Company contributed net assets of approximately $10,355,000 in exchange for the general partnership interest in the limited partnership. The limited partners contributed approximately $7,750,000 in exchange for the limited partnership interests. The balance of the plant's financing was accomplished through a combination of grants and debt financing.

        In April 2003, we received a Value-Added Agricultural Product Mark Development Grant in the amount of $450,000 from the USDA. We have applied for a grant from the USDA's Commodity Credit Corporation. Under the grant program, the Commodity Credit Corporation will reimburse eligible ethanol producers of less than 65 million gallons of bioenergy one bushel of corn for every two and one-half bushels of corn used for the increased production of ethanol. No eligible producer may receive more than $7.5 million under the program. Because we expect to be an eligible producer and to annually utilize 15 million bushels of corn in the increased production of ethanol, we expect to potentially receive the maximum award of $7.5 million. However, the Commodity Credit Corporation may award only $150 million annually for fiscal years 2003 through 2006, and any award we receive may be reduced based upon the volume of applications from other eligible producers. The estimated maximum award of $7.5 million is based upon an increase in national ethanol production capacity of 426 million gallons per year. We anticipate a slight reduction in the Commodity Credit Corporation grant (in the range of 5% to 10%) if national ethanol production capacity exceeds 468 million gallons per year (based upon $2.00/bushel corn). We do not anticipate a significant reduction in the grant until the increase in national ethanol production capacity exceeds 900 million gallons per year.

        On July 25, 2002, we closed on our debt financing with First National Bank of Omaha, N.A., of Omaha, Nebraska, (the "Bank"). Under the Construction Loan Agreement, the Bank agreed to provide up to $34,965,000 of permanent and revolving credit financing to us for the purpose of constructing a 40 million gallon per year ethanol plant. The construction loan consists of a construction note payable to the Bank in the original principal amount of $31,465,000, with an interest rate of 1% plus the national base rate announced by the Bank and published monthly. As of December 31, 2002, the interest rate on the construction note was 5.25%. The construction loan also consists of a revolving promissory note payable to the Bank in an amount not to exceed $3,500,000. Once construction is complete, the construction note converts to a term loan with a five year maturity period and a variable interest rate of 1% plus the national base rate.

        Following completion of construction, we must, within 90 days, accept a fixed rate option on no less than 50 percent of the outstanding debt by entering into a matched funding contract acceptable to the Bank. The matched funding contract is expected to provide a 2.5% spread over the applicable funding source. The balance will be financed at a variable rate of 1% plus the national base rate. We will be required to pay closing fees in connection with the loan.

        We executed a mortgage in favor of the Bank creating a first lien on our real estate and plant and a security interest in all personal property located on our property. In addition, we assigned, in favor of the Bank, all rents and leases to our property, the design/build contract, our marketing contracts, risk management services contract and lease agreement. As of December 31, 2002, we had borrowed approximately $19,777,003 on our construction loan.

        We have subordinated debt financing of approximately $2,050,000. This includes a subordinated note of $1,250,000 payable to Fagen, Inc. at an interest rate of 7%. It also includes two notes payable to Farmer's State Bank of Marcus, Iowa, at an interest rate of 7%, one note is for $600,000 and is due July 30, 2003, and the other note is for $150,000 and is due March 4, 2004. We also have a note payable to the Iowa Department of Economic Development, a state agency, for $50,000 at zero percent interest and due June 30, 2004. We are required to dedicate our Commodity Credit Corporation grant proceeds to retire the Fagen note.

ITEM 3. DESCRIPTION OF PROPERTY

        We own the general partnership interest in the limited partnership that owns the ethanol plant. The ethanol plant is located on an approximately 80 acre rural site that is located approximately two miles east of the City of Marcus, Iowa and approximately one mile north of Iowa State Highway 3. The plant's address is 4808 F Avenue, Marcus, Iowa 50135. We expect the plant to be capable of grinding approximately 15 million bushels of corn per year to produce approximately 40 million gallons of ethanol. The ethanol plant consists of the following buildings:

  •
  A processing building, which will contain processing equipment, laboratories, control room and offices;

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  A grain receiving and shipping building, which will contain a control room and 1st and 2nd level mezzanine;

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  A mechanical building, which will contain maintenance offices, storage and a welding shop; and

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  An administrative building, along with furniture and fixtures, office equipment and computer and telephone systems.

        In addition, the plant includes a fermenter walkway, gas dryer, evaporator and storage facilities for ethanol and distiller grains. The site also contains improvements such as roads, rail tracks and a rail spur.

        On July 25, 2002, we executed a mortgage in favor of the Bank creating a first lien on our real estate and ethanol plant and a security interest in all personal property located on our property.    The mortgage and security interest secure the construction loan of $34,965,000, which consists of permanent and revolving credit financing issued by the Bank to us for the purpose of constructing the ethanol plant.

        We believe that our property and plant are adequately insured.

ITEM 4. SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        None of our officers, directors or unit holders, directly or beneficially, owns more than five percent of our issued and outstanding units.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

  Daryl Haack, Chairman, President and Class A Director—Age 59

        Mr. Haack has served on the board of the Company since its inception. He previously held the positions of vice-chairman and vice-president. For the past five years, Ms. Haack has farmed approximately nine hundred crop acres in O'Brien County generally dedicated to corn and soybeans. In addition, Mr. Haack is one of eighteen shareholders in a swine-finishing corporation and serves as the corporation's board chairman. The swine-finishing corporation is not a publicly reporting company. Mr. Haack is serving his fifth year as a member of the Iowa Corn Promotion Board, currently serves as its secretary, was a delegate to the National Corn Grower Association's Corn Congress, and is member of the U.S. Feed Grains Council.

        Mr. Haack currently serves as the Company's Chairman and President. Pursuant to our operating agreement, Mr. Haack will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Ron Wetherell, Vice-Chairman, Vice-President and Class A Director—Age 58

        Mr. Wetherell has served on the board of the Company since its inception. For the past five years, Mr. Wetherell has owned and operated a number of Cherokee County businesses including a repair shop that has grown into Wetherell Manufacturing Co., a designer and manufacturer of farm implements, hydraulic cylinders, and truck utility bodies, and Wetherell Cable TV which services seven separate communities in northwest Iowa. In 1992, he was elected to the Cherokee County Board of Supervisors and was recently elected to his third term.

        Mr. Wetherell currently serves as Vice-Chairman and Vice-President of the Company. Pursuant to our operating agreement, Mr. Wetherell will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Tim Ohlson, Secretary and Class A Director—Age 52

        Mr. Ohlson has served on the board of the Company since its inception. For the past five years, Mr. Ohlson has operated a grain and livestock farm north of Meriden. He currently serves as president of the Cherokee County Farm Bureau. He has been a board member of CML Telephone board for twelve years and currently serves as its secretary.

        Mr. Ohlson currently serves as Secretary for the Company. Pursuant to our operating agreement, Mr. Ohlson will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Doug Lansink, Treasurer and Class A Director—Age 45

        Mr. Lansink has served on the board of the Company since its inception. For the past five years, Mr. Lansink has operated a livestock and grain farm in Ida County.

        Mr. Lansink currently serves as the Company's Treasurer. Pursuant to our operating agreement, Mr. Lansink will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Verdell Johnson, Class A Director—Age 66

        Mr. Johnson has served on the board of the Company since its inception. He previously served as secretary of the Company. For the past five years, Mr. Johnson has owned and operated a livestock and grain farm in Cherokee County. He is a current Cherokee County Farm Bureau director.

        Pursuant to our operating agreement, Mr. Johnson will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Myron Pingel, Class A Director—Age 63

        Mr. Pingel has served on the board of the Company since its inception. For the past five years, Mr. Pingel has farmed north of Aurelia and operated a grain and livestock farm. He currently serves as chairman of the Maple Valley Mutual Insurance Company, and chairman of Twin Valley Producers Network farrowing group. Neither entity is a public reporting company.

        Pursuant to our operating agreement, Mr. Pingel will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Darrell Downs, Class A Director—Age 65

        Mr. Downs has served on the board of the Company since its inception. For the past five years Mr. Downs has been employed as a marketing manager by a regional seed company. He currently serves as the mayor of Marcus, Iowa.

        Pursuant to our operating agreement, Mr. Downs will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Roland Schmidt, Class A Director—Age 53

        Mr. Schmidt has served on the board of the Company since its inception. For the past five years he has operated a grain and livestock farm in Sac County, and owned an interest in a partnership that finish feeds 5,000 to 6,000 head of hogs annually. He is currently serving his second term as Sac County Farm Bureau president, having previously served as vice president and chairman of several county committees.

        Pursuant to our operating agreement, Mr. Schmidt will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Vincent Davis, Class A Director—Age 51

        Mr. Davis has served on the board since its inception and served on its predecessor steering committee. He currently serves as Iowa Farm Bureau Federation regional manager in region 10, which encompasses five counties in west central Iowa. Prior to serving as the IFBF regional manager, he served as Iowa Soybean Association field representative for over 10 years.

        Pursuant to our operating agreement, Mr. Davis will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Jeff Coale, Class B Director—Age 38

        Mr. Coale was appointed to the board in March, 2002 by Indeck Energy Services, Inc., as a limited partner in the partnership. For the past five years, Mr. Coale has been employed by Indeck Power Equipment Company as vice-president of sales where he has been responsible for business development efforts on steam generation related projects.

        Pursuant to our operating agreement, Mr. Coale will serve as a Class B Director of the Company at the discretion of the appointing class of limited partners of the limited partnership until the next annual meeting of partners, or until his successors is elected and qualified.

  Steve Core, Class B Director—Age 53

        Mr. Core was appointed to the board in March 2002 by Fagen, Inc., as a limited partner in the limited partnership. From 1994 through 2002, Mr. Core served as general manager of Corn Plus, a Winnebago, Minnesota ethanol producer, where he supervised a staff of 34 employees that operated a plant producing 44 million gallons of ethanol annually. Since 2002, Mr. Core has served as a consultant to Fagen, Inc., with respect to new ethanol plant construction. He is a member of the Minnesota Ethanol Coalition, a director of the Renewable Fuels Association and Corn Growers Association.

        Pursuant to our operating agreement, Mr. Core will serve as a Class B Director of the Company at the discretion of the appointing class of limited partners of the limited partnership until the next annual meeting of partners, or until his successor is elected and qualified.

  Dave Vander Griend, Class B Director—Age 50

        Mr. Vander Griend is a limited partner in the limited partnership and appointed himself to the board in March 2002. He is president and CEO of ICM, Inc., the company that provided the process design technology for our ethanol plant. He has worked in the ethanol industry since 1978 and has extensive experience. His work in the industry began by designing and installing a small test ethanol dehydration system for South Dakota State University in Brookings, South Dakota. This distillation system was used as a demonstration project on the mall in Washington, DC in 1979 and numerous other places throughout the United States during the initial development of the fuel ethanol industry. In 1980 Dave formed a company called Arlon Industries. This company manufactured distillation equipment for fuel ethanol plants on a small scale. Dave continued that business until 1985, at which time, he joined High Plains Corporation in Wichita, KS. At High Plains, Dave was Vice-President of operations responsible for operating a 10 million gallon per year ethanol plant in Colwich, KS. While at High Plains, Dave expanded the Colwich Plant from 10 million gallons per year production to 20 million gallons per year. In 1992 he began design on a 30 million gallon plant in York, Nebraska. The plant was built and commissioned in 1994 and was operating at capacity in January of 1995. In January of 1995, Dave resigned from High Plains Corporation and formed ICM, Inc. ICM started out as a manufacturer of distillers grain dryers for the fuel ethanol industry and as a consultant to fuel ethanol plants currently in operation throughout the Midwest. ICM currently has approximately 130 employees and has designed and built numerous fuel ethanol plants throughout the Midwest.

        Pursuant to our operating agreement, Mr. Vander Griend will serve as a Class B Director of the Company at his own discretion until the next annual meeting of partners, or until his successor is elected and qualified.

  Marty Lyons, Class B Director—Age 45

        Mr. Lyons was appointed to the board in March, 2002, by MCP Holding Company, LLC, as a limited partner in the limited partnership. For the past five years, Mr. Lyons has been employed by Archer Daniels Midland Company and is currently the vice-president and director of ADM's Ethanol Sales group, which includes management of ADM's domestic and international fuel, beverage and industrial ethanol marketing and sales efforts.

        Pursuant to our operating agreement, Mr. Lyons will serve as a Class B Director of the Company at the discretion of the appointing class of limited partners of the limited partnership until the next annual meeting of partners, or until his successor is elected and qualified.

ITEM 6. EXECUTIVE COMPENSATION

        Daryl Haack, Ron Wetherell, Tim Ohlson and Doug Lansink are serving as President, Vice President, Secretary and Treasurer of the Company, respectively, and without compensation. We will reimburse our officers for expenses incurred relating to services rendered on the Company's behalf. We do not have any employment agreements with any officer or director.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since our inception, we have engaged in several transactions with related parties.

  Fagen, Inc.

        Fagen, Inc., owns a limited partnership interest in the limited partnership. Fagen, Inc.,'s ownership of its limited partnership interest entitles it to join with its class of limited partnership interests in electing one director to our board. Fagen, Inc., has elected Steve Core to our board. In addition, Fagen, Inc., has purchased approximately $1,250,000 of the limited partnership's subordinated debt. Fagen, Inc.,'s purchase of this debt is for investment purposes and is subject to terms and conditions common to subordinated debt. We entered into a design-build contract with Fagen, Inc., for the purpose of providing design, development and construction services to us in connection with our ethanol plant. Pursuant to the design-build contract, Fagen, Inc., agreed to design, develop and construct a 40 million gallon per year ethanol plant for an amount not to exceed approximately $45,500,00, subject to change orders approved by us. Fagen, Inc., has provided design, development and construction services for our ethanol plant in accordance with the design/build contract and construction was substantially completed on April 21, 2003.

  Indeck Energy Services, Inc.

        Indeck Energy Services, Inc., owns a limited partnership interest in the limited partnership. Indeck Energy Services, Inc.'s ownership of its limited partnership interest entitles it to join with its class of limited partnership interests in electing one director to our board. Indeck Energy Services, Inc., has elected Jeff Coale to our board. Indeck Energy Services, Inc., as a subcontractor under the design-build contract, has provided a thermal oxidizer to us in connection with the development and construction of our ethanol plant. We expect the thermal oxidizer to decrease our emission of any volatile organic compounds and ease our regulatory compliance. The cost of the thermal oxidizer was $1,825,000 and was included in the design-build contract price of $45,500,000.

  MCP Holding Company, L.L.C.

        MCP Holding Company, L.L.C., owns a limited partnership interest in the limited partnership. MCP Holding Company, L.L.C.'s ownership of its limited partnership interest entitles it to join with its class of limited partnership interests in electing one director to our board. MCP Holding Company, L.L.C., has elected Marty Lyons to our board. MCP Holding Company, L.L.C. is owned by ADM. ADM provides marketing services to our ethanol plant pursuant to the marketing agreement assigned by MCP to ADM.

  Dave Vander Griend

        Dave Vander Griend owns a limited partnership interest in the limited partnership. Dave Vander Griend's ownership of his limited partnership interest entitles him to join with his class of limited partnership interests in electing one director to our board. Dave Vander Griend has elected himself to serve on our board. Dave Vander Griend is the president and owner of ICM, Inc. ICM, Inc., as a subcontractor under the design-build contract, provided the process design engineering for the development and construction of our ethanol plant. The cost of the process design engineering provided by ICM, Inc. was included in the design-build contract price of $45,500,000.

ITEM 8. DESCRIPTION OF SECURITIES

        We currently have 10,941 Class A Units issued and outstanding. We have no other class of securities issued and outstanding. All Class A Units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights.

        Each Class A Unit holder is entitled to one vote per Class A Unit owned, however, our operating agreement provides that investors (together with related parties and affiliates) cannot, at any time, either directly or indirectly, cast a membership voting ballot which purports to vote more than 5% of our issued and outstanding Class A Units. Investors may vote their Class A Units in person or by proxy, not to exceed the foregoing limitation, at a meeting of the Unit holders, on all matters coming before a Unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.

        Each Class A Unit holder is a member of our Company and has the following rights:

  •
  To receive a share of the Company's profits and losses, to receive distributions of the Company's assets, if and when declared by our directors, and to participate in the distribution of the Company's assets in the event the Company is dissolved or liquidated; and

  •
  To access certain information concerning our business and affairs and to vote on matters coming before a vote of the Unit holders, subject to the limitations set forth above. Our operating agreement provides that if a membership is terminated, regardless of whether or not Class A Units have been transferred or the Company admits a substitute Unit holder, then the original unit holder will lose all of his or her rights to vote their Class A Units and the right to access information concerning our business and affairs. However, a Class A Unit holder will continue to have the right to a share of the Company's profits and losses and the right to receive distributions of the Company's assets and to participate in the distribution of the Company's assets in the event the Company is liquidated or terminated.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

        Our Class A Membership Units are not traded on any public market. Our issued and outstanding Class A Units are exempt from registration with the U.S. Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). On March 6, 2001, we registered our Class A Units with the State of Iowa. We registered a minimum of 18,000 Class A Units and a maximum of 27,000 Class A Units at an offering price of $1,000 per Class A Unit prior to August 15, 2001, and $1,100 on and after August 15, 2001. The offering commenced on March 6, 2001 in the State of Iowa and closed on March 6, 2002. There were no sales of our Class A Units in the last fiscal quarter or the last fiscal year because the terms of our operating agreement prohibit any Unit sales pending the substantial completion of our ethanol plant. Our ethanol plant was substantially completed on April 21, 2003.

        As of December 31, 2002, the Company had 10,941 Class A Units issued and outstanding and a total of 720 Class A unit-holders. As of December 31, 2002, we had not made any distributions to our Class A unit-holders. We are unlikely to make any distributions to our unit-holders until we commence plant operations and generate revenues from plant operations. Revenues generated from plant operations will be distributed by the limited partnership to us in proportion to our equity ownership in the limited partnership. We expect the limited partnership to generate revenues from operations approximately five days after plant operations commence.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not subject to any material legal proceedings or claims.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        Boulay, Heutmaker, Zibell & Co., P.L.L.P. is the Company's independent auditor at the present time. The Company has had no disagreements with the reports issued by their auditors.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        In 2000, we sold 939 Class A Units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $469,500. In 2002, we sold a total of 10,002 Class A units, which were registered and offered in the State of Iowa, to residents of the State of Iowa. We sold 7,812 Class A Units at a price of $1,000 per unit and we sold 2,190 Class A units for a price of $1,100 per unit. From our 2002 Class A unit sales we received total aggregate proceeds of approximately $10,226,000. We claimed exemption from federal registration with respect to our Class A unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings), and state registration due to application of Iowa Code Section 502.203(9) regarding small issuers. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under Iowa law, no director or officer will be liable for any of the Company's debts, obligations or liabilities merely because he or she is a director or officer. In addition, Iowa law and our operating agreement contain an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the Company. The Company must also indemnify these individuals if they were serving another entity at our request. The Company must indemnify against expenses, including attorneys' fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceedings. The Company's indemnification obligations may include criminal or other proceedings.

PART F/S

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY
(A Development Stage Company)

Consolidated Financial Statements

December 31, 2002 and 2001

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

C O N T E N T S

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Little Sioux Corn Processors, LLC and Subsidiary
Marcus, Iowa

        We have audited the accompanying consolidated balance sheet of Little Sioux Corn Processors, LLC and Subsidiary (a development stage company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2002 and 2001 and the period from inception (September 28, 2000) to December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Little Sioux Corn Processors, LLC and Subsidiary (a development stage company) as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, and the period from inception (September 28, 2000) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants
Minneapolis, Minnesota February 18, 2003

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Balance Sheet

		December 31
	March 31 2003
		2002	2001
	(Unaudited)	(Audited)	(Audited)
ASSETS
Current Assets
Cash	$347,856	$269,162	$349
Restricted cash	496,748	268,195
Accounts receivable	468,215	8,454
Inventory	887,831
Prepaid expenses	12,066	17,487	1,271

Total current assets	2,212,716	563,298	1,620
Property and Equipment
Land and improvements	1,580,601	1,575,584	457,478
Furniture and fixtures	86,570	33,606	8,409
Construction in progress	47,812,007	41,800,320	3,277,824

	49,479,178	43,409,510	3,743,711
Less accumulated depreciation	6,989	4,607

Net property and equipment	49,472,189	43,404,903	3,743,711
Other Assets
Loan costs	487,060	477,874
Deferred offering costs			130,128

Total other assets	487,060	477,874	130,128

Total Assets	$52,171,965	$44,446,075	$3,875,459

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities
Bank overdraft		$220,354
Operating line of credit	$12,620
Current maturities of long-term debt	1,832,208	1,743,201	$725
Accounts payable
Trade	505,691	12,269	64,246
Construction			3,500,982
Derivative instruments	386,795	529,561
Accrued liabilities	455,481	50,916	16,784

Total current liabilitiies	3,192,795	2,556,301	3,582,737
Long-Term Debt, net of current maturities	31,862,520	25,059,217	163,993
Commitments and Contingencies
Members' Equity
Member contributions, net of costs related to capital contributions, 10,941 units outstanding at March 31, 2003 and December 31, 2002, 939 units outstanding at December 31, 2001	10,842,237	10,842,237	463,248
Accumulated other comprehensive loss; net unrealized loss on derivative instruments	(323,572)	(438,257)
Deficit accumulated during development stage	(496,366)	(549,175)	(334,519)

	10,022,299	9,854,805	128,729
Minority interest	7,094,351	6,975,752

Total members' equity	17,116,650	16,830,557	128,729

Total Liabilities and Members' Equity	$52,171,965	$44,446,075	$3,875,459

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Operations

	Year Ended December 31, 2002	Year Ended December 31, 2001	September 28, 2000 (Inception) to December 31, 2002
	(Audited)	(Audited)	(Audited)
Revenues	$—	$—	$—
Operating Expenses	496,111	342,289	878,420

Operating Loss	(496,111)	(342,289)	(878,420)
Other Income
Interest	35,581	9,469	48,320
Grants and other income	91,563	29,301	126,614

Total other income	127,144	38,770	174,934

Net Loss Before Minority Interest	(368,967)	(303,519)	(703,486)
Minority Interest in Subsidiary Loss	154,311		154,311

Net Loss	$(214,656)	$(303,519)	$(549,175)

Weighted Average Units Outstanding	6,146 units	889 units	3,315 units

Net Loss Per Unit	$(34.93)	$(341.42)	$(165.66)

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Operations

	Quarter Ended March 31 2003	Quarter Ended March 31 2002	September 28, 2000 (Inception) to March 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$—	$—	$—
Operating Expenses	361,549	298,083	1,239,969

Operating Loss	(361,549)	(298,083)	(1,239,969)
Other Income
Interest		23,817	48,320
Grants and other income	451,751	80,000	578,365

Total other income	451,751	103,817	626,685

Net Income (Loss) Before Minority Interest	90,202	(194,266)	(613,284)
Minority Interest in Sudsidiary Income (Loss)	(37,393)	80,620	116,918

Net Income (Loss)	$52,809	$(113,646)	$(496,366)

Weighted Average Units Outstanding	10,941 units	939 units	4,094 units

Net Income (Loss) Per Unit	$4.83	$(121.03)	$(149.73)

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Changes in Members' Equity and Accumulated Other Comprehensive Loss

	Member Contributions	Accumulated Deficit	Comprehensive Income (Loss)	Accumulated Other Comprehensive Loss	Minority Interest
Balance—September 28, 2000
Initial capital contributions, October 31, 2000 for 329 membership units	$164,500
Initial capital contributions, December 1, 2000 for 560 membership units	280,000
Costs related to capital contributions	(6,252)
Net loss for the period ended December 31, 2000		$(31,000)

Balance—December 31, 2000	438,248	(31,000)
Capital contributions, January 18, 2001 for 50 membership units	25,000
Net loss for the year ended December 31, 2001		(303,519)

Balance—December 31, 2001	463,248	(334,519)
Initial public offering, June 24, 2002 for 10,002 membership units	10,226,000
Costs related to capital contributions	(156,624)
Minority interest capital contribution					$7,750,000
Capital reallocation upon investment in units of LSCP, LP	309,613				(309,613)
Comprehensive loss
Net loss for the year ended December 31, 2002		(368,967)
Minority interest in the net loss for the year ended December 31, 2002		154,311			(154,311)

		(214,656)	$(214,656)
Other comprehensive loss:
Unrealized loss on derivative contracts			(748,581)
Minority interest in unrealized loss on derivative contracts			310,324		(310,324)

			(438,257)	(438,257)

Comprehensive loss			$(652,913)

Balance—December 31, 2002	$10,842,237	(549,175)		(438,257)	$6,975,752
Net income for the quarter ended March 31, 2003—Unaudited		(90,202)
Minority interest in the net income for the quarter ended March 31, 2003—Unaudited		(37,393)			(37,393)

		(52,809)	$52,809
Other comprehensive income:
Unrealized gain on derivative instruments—Unaudited			195,891
Minority interest in unrealized gain on derivative instruments—Unaudited			(81,206)		81,206

			114,685	114,685

Comprehensive income—Unaudited			$167,494

Balance—March 31, 2003—Unaudited	$10,842,237	$(496,366)		$(323,572)	$7,094,351

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2002	Year Ended December 31, 2001	September 28, 2000 (Inception) to December 31, 2002
	(Audited)	(Audited)	(Audited)
Cash Flows from Operating Activities
Net loss	$(214,656)	$(303,519)	$(549,175)
Depreciation	4,607		4,607
Minority interest in subsidiary's loss	(154,311)		(154,311)
Adjustments to reconcile net loss to net cash from operations:
Accounts receivable	(8,454)	2,019	(8,454)
Restricted cash	(487,215)		(487,215)
Prepaid expenses	(16,216)	(341)	(17,487)
Accounts payable	(51,977)	38,544	12,269
Accrued liabilities	34,132	16,784	50,916

Net cash used in operating activities	(894,090)	(246,513)	(1,148,850)
Cash Flows from Investing Activities
Capital expenditures	(18,417,357)	(215,119)	(18,655,586)

Net cash used in investing activities	(18,417,357)	(215,119)	(18,655,586)
Cash Flows from Financing Activities
Bank overdraft	220,354		220,354
Proceeds from issuance of long-term debt	2,274,000	161,000	2,434,219
Payments of long-term debt	(385,724)	(782)	(385,725)
Member contributions	10,226,000	25,000	10,695,500
Minority investment	7,750,000		7,750,000
Payments for costs of raising capital	(26,496)	(125,870)	(162,876)
Loan costs	(477,874)		(477,874)

Net cash from financing activities	19,580,260	59,348	20,073,598

Net Increase (Decrease) in Cash	268,813	(402,284)	269,162
Cash—Beginning of Period	349	402,633	—

Cash—End of Period	$269,162	$349	$269,162

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2002	Year Ended December 31, 2001	September 28, 2000 (Inception) to December 31, 2002
	(Audited)	(Audited)	(Audited)
Supplemental Cash Flow Information
Cash paid during the year for:
Interest	$358,339	$644	$358,983
Supplemental Disclosure of Noncash Investing and Financing Activities
Construction in progress and land improvements in accounts payable		$3,500,982
Capital lease obligations incurred	$358,916	$4,500	$363,416
Property, plant and equipment financed with note payable and construction payable	$24,390,508		$24,390,508
Reallocation of capital	$309,613		$309,613
Costs of raising capital reclassified from deferred offering costs	$130,128
Net premiums received on derivative instruments	$23,500		$23,500
Net loss on exited derivative instruments	(242,520)		(242,520)
Unrealized loss on derivative instruments outstanding	(529,561)		(529,561)

Accumulated other comprehensive loss on derivative instruments	$(748,581)		$(748,581)

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Cash Flows

	Quarter Ended March 31 2003	Quarter Ended March 31 2002	September 28, 2000 (Inception) to March 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$52,809	$(113,646)	$(496,366)
Depreciation	2,382		6,989
Minority interest in subsidiary's income (loss)	37,393	(80,620)	(116,918)
Adjustments to reconcile net income (loss) to net cash from operations:
Accounts receivable	(459,761)		(468,215)
Restricted cash	(175,428)		(662,643)
Inventory	(497,656)		(497,656)
Prepaid expenses	5,421	(7,880)	(12,066)
Accounts payable	103,247	(64,246)	115,516
Accrued liabilities	404,565	(587)	455,481

Net cash used in operating activities	(527,028)	(266,979)	(1,675,878)
Cash Flows from Investing Activities
Capital expenditures		(9,836,635)	(18,655,586)

Net cash used in investing activities	—	(9,836,635)	(18,655,586)
Cash Flows from Financing Activities
Bank overdraft	(220,354)	2,664,595
Proceeds from operating line of credit	12,620		12,620
Proceeds from issuance of long-term debt	835,709	221,007	3,269,928
Payments of long-term debt	(13,067)	(725)	(398,792)
Member contributions		10,238,437	10,695,500
Minority investment		7,750,000	7,750,000
Payments for costs of raising capital		(26,496)	(162,876)
Loan costs	(9,186)		(487,060)

Net cash from financing activities	605,722	20,846,818	20,679,320

Net Increase in Cash	78,694	10,743,204	347,856
Cash—Beginning of Period	269,162	349

Cash—End of Period	$347,856	$10,743,553	$347,856

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Cash Flows

	Quarter Ended March 31 2003	Quarter Ended March 31 2002	September 28, 2000 (Inception) to March 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)
Supplemental Cash Flow Information
Cash paid during the year for:
Interest		$16,270	$358,983
Supplemental Disclosure of Noncash Investing and Financing Activities
Inventory in accounts payable	$390,175		$390,175
Capital lease obligations incurred			$363,416
Construction in progress included in accounts payable		$41,334
Property, plant and equipment financed with note payable and construction payable	$6,069,668		$30,460,176
Reallocation of capital		$309,613	$309,613
Costs of raising capital reclassified from deferred offering costs		$156,624
Net premiums received on derivative instruments	$19,800		$19,800
Net loss on exited derivative instruments	(185,695)		(185,695)
Unrealized loss on derivative instruments outstanding	(386,795)		(386,795)

Accumulated other comprehensive loss on derivative instruments	$(552,690)		$(552,690)

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

        The consolidated financial statements include the accounts of Little Sioux Corn Processors, LLC (the "LLC") and its 58.5% owned subsidiary, LSCP, LP (the "LSCP"), collectively, the "Company". All significant intercompany balances and transactions are eliminated in consolidation.

Minority Interest

        Amounts recorded as minority interest on the balance sheet relate to the net investment by limited partners in LSCP plus or minus any allocation of income or loss of LSCP. After giving effect to certain special allocations, income and losses of LSCP will be allocated to the partners based upon their respective percentage of partnership units held. The minority interest share of the comprehensive loss for fiscal 2002 is $464,635, respectively.

Nature of Business

        The Company was organized to pool investors, some of whom intend to provide a corn supply, for a 40 million gallon ethanol plant, located near Marcus, Iowa, with distribution to upper Midwest states. In addition, the Company intends to produce and sell distillers dried grains as a by-product of ethanol production.

        On October 16, 2001, the LLC formed LSCP, a limited partnership of which the LLC is the general partner. LSCP owns the plant on which construction began in 2001 and all of the LLC's operations are conducted through LSCP. As of December 31, 2002, the Company is in the development stage with substantially all activities to date relating to construction, administrative and capital raising functions.

Fiscal Reporting Period

        The Company has adopted a fiscal year ending December 31 for reporting financial operations.

Accounting Estimates

        Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

        The Company maintains its accounts primarily at two financial institutions. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Restricted Cash

        The Company is required to maintain cash balances at its broker related to derivative instruments outstanding.

Accounts Receivable

        Credit terms are extended to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral.

        Accounts receivable are recorded at their estimated net realizable value. The Company follows a policy of providing an allowance for doubtful accounts; however, based on historical experience, and its evaluation of the current status of receivables, the Company is of the belief that such accounts will be collectible in all material respects and thus an allowance is not necessary. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off.

Property and Equipment

        The Company has incurred various property and equipment costs which have been capitalized and will be depreciated if the project becomes viable. These costs have been stated at the lower of cost or estimated fair value. Depreciation will be computed over estimated useful lives by use of the straight-line method when the Company completes the development stage and begins operations. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present value of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital lease is included in depreciation expense. Construction in progress is comprised of costs related to the construction of the ethanol plant facilities. Interest is capitalized during the construction period.

Loan Costs

        Costs associated with the issuance of the construction loan discussed in Note 4 are reported as other assets, net of accumulated amortization. Loan costs will be amortized to operations over the life of the loan using the effective interest method. At December 31, 2002, the construction loan has not yet been converted to the term loan; therefore, the Company has not begun amortizing the related loan costs.

Deferred Offering Costs

        The Company deferred the costs incurred to raise equity financing until that financing occurred. During 2002, the LLC closed the equity offering as described in Note 2 and netted offering costs of $156,624 against the respective proceeds raised.

Derivative Instruments

        The Company enters into option contracts as derivative instruments, which are designed as hedges of specific volumes of corn expected to be used in the manufacturing process once the plant is completed. The Company uses option contracts, which are traded over the counter, to manage the exposure to price risk related to corn purchases beginning in March 2003 and monthly thereafter until December 2003. The Company does not typically enter into option contracts other than for hedging purposes. The options are recognized on the March 31, 2003 balance sheet date at their fair value. On the date that the contract is entered into, the Company designates the option as a hedge of variable cash flows of certain forecasted purchases of corn used in the manufacturing process (a "cash flow hedge"). The Company formally documents all relationships between the options which serve as the hedging instruments and the hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all options that are designated as hedges to the specific transaction or item being hedged. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the options that are used in hedging transactions are highly effective in offsetting changes in the hedged items. When it is determined that an option is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

        Changes in the fair value of options that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income and are not recognized in the statement of operations until the finished goods produced using the hedged item are sold.

        The Company has recorded a liability for its options positions outstanding at March 31, 2003 of $386,795, which represents amounts due if the Company were to settle all contracts at March 31, 2003. The two option positions at March 31, 2003 consist of a group of short put options and a group of long put options that coincide with purchases beginning in March 2003 and continuing until December 2003. At March 31, 2003, the short put options have an unrealized loss of $345,871 and the long put options have an unrealized loss of $21,124, net of premiums received of $19,800. During 2003 and 2002, realized gains and losses from option contracts exited totaled $56,825 and $242,520, respectively, are included in other comprehensive loss, and will be reclassified into operations as inventory is sold. For the period from inception (September 28, 2000) to March 31, 2003, the Company has not recorded any expense related to its options in operations, but has recorded a total unrealized loss of $552,690 in other comprehensive loss.

Income Taxes

        Little Sioux Corn Processors, LLC and LSCP, LP are treated as partnerships for federal and state income tax purposes and generally do not incur income taxes. Instead, their earnings and losses are included in the income tax returns of the members/partners. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Differences between consolidated financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. In addition, the Company uses the modified accelerated cost recovery system method (MACRS) for tax deprecation instead of the straight line method that is used for book depreciation, which causes temporary differences.

Grants

        The Company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Fair Value of Financial Instruments

        The carrying value of cash and restricted cash approximate its fair value.

        The Company believes the carrying amount of option contracts approximate fair value based on current market prices.

        It is not currently practicable to estimate fair value of the line of credit and notes payable to the bank. Because these agreements contain certain unique terms, conditions, covenants, and restrictions, as discussed in Note 4, there is no readily determinable similar instrument on which to base an estimate of fair value.

Interim Financial Statements

        In the opinion of management, the unaudited interim financial statements as of March 31, 2003 and for the three months ended March 31, 2003 and 2002 include all adjustments, consisting only those of a normal recurring nature, necessary to present fairly the Company's consolidated financial position as of March 31, 2003 and the consolidated results of operations and consolidated cash flows for the three months ended March 31, 2003 and 2002. The results of operations for three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

2.    DEVELOPMENT STAGE ENTERPRISE

        The LLC was formed on September 28, 2000 to have a perpetual life. The LLC was initially capitalized by contributions from its founding members and later by additional seed capital investors. The thirteen founders contributed an aggregate of $164,500 for 329 units. Twenty-two other members contributed an aggregate of $280,000 for 560 units in 2000 along with 50 additional units for $25,000 in 2001. Additional equity was raised through the Registration Statement, as described below.

        Income and losses are allocated to all members based upon their respective percentage of units held. See Note 5 for further discussion of members' equity.

        During 2002, the LLC raised $10,226,000 by issuing 10,002 units of the LLC. The net assets of the LLC were contributed to LSCP in return for 2,189 units of LSCP during 2002, which represents a 58.5% ownership interest. LSCP raised an additional $7,750,000 by selling 1,550 units of LSCP for $5,000 per unit to a private group of investors including the engineer and general contractor as described in Note 6. The LLC is the general partner of LSCP. Since the net assets contributed by the LLC represented a smaller percentage of total net equity in LSCP than the percentage of total units received, the LLC's investment in LSCP was increased by $309,613 through a reallocation of capital from the minority investors' basis.

3.    CONSTRUCTION IN PROGRESS

        Amounts included in construction in progress as of December, 31 are as follows:

	2002	2001
Construction costs	$41,349,796	$3,277,824
Capitalized interest	391,695
Insurance and other costs	58,829

	$41,800,320	$43,277,824

        Included in construction payables is $2,273,200 retained until completion of the project. The Company capitalizes interest during the construction period and all interest incurred in 2002 was capitalized.

4.    LONG-TERM DEBT

        Long-term debt consists of the following:

	March 31 2003	December 31 2002	December 31 2001
	(Unaudited)	(Audited)	(Audited)
Note payable to bank, principal and interest are due and payable on demand or July 30, 2003, interest is charged at 7.00%, secured by real estate, subordinate to the construction note	$350,000	$600,000
Note payable to bank, principal and interest are due and payable on demand or March 4, 2004, interest is charged at 7.00%, secured by real estate, subordinate to the construction note	150,000	150,000

Totals carried forward	$500,000	$750,000

Totals brought forward	$500,000	$750,000
Note payable to agricultural development agency, principal and interest are due and payable on July 30, 2004, no interest rate is charged as long as the note is repaid by June 30, 2004, thereafter, interest will retroactively accrue at the prime rate, secured by a general security agreement covering substantially all assets, subordinate to construction note	50,000	50,000
Note payable to related party, principal and interest are due and payable on July 25, 2007, interest is charged at 7.00%, secured by real estate, subordinate to construction note	1,250,000	1,250,000
Construction note payable to bank, see terms below	27,611,003	19,777,003
Construction payable periodically paid by draws from the construction note payable	3,434,882	4,613,505
Capital lease obligations, due in monthly installments initially totaling $6,768 commencing April 1, 2003 including implicit interest between 7.4% and 17.4% through March 1, 2008, secured by leased equipment	361,708	361,910	3,718
Note payable to loan program, due in monthly payments of $3,472 without interest, maturing on January 28, 2009, secured by real estate, subordinated to construction note	243,056

Note payable to bank, due in monthly payments of $5,921 including interest at 6%, maturing on January 28, 2009, secured by real estate, subordinated to construction note	244,079
Note payable to bank, balloon payment due March 2, 2004, interest payable annually at 8.25%, secured by real estate, repaid in 2002			161,000

Totals	33,694,728	26,802,418	161,000
Less amounts due within one year	1,832,208	1,743,201	725

Net long-term debt	$31,862,520	$25,059,217	$163,993

        The Company obtained debt financing from a lending institution in the form of a construction and term loan and an operating line of credit. The construction loan provides the lesser of 60% of the total cost of the project or $31,465,000 with a variable rate during the construction period of 1.0% plus the prime rate, which at December 31, 2002 totaled 5.25%. The construction period is deemed to be the earlier of the first 12 months following the closing date, July 25, 2002, or the completion of construction. The construction loan will convert into a term loan once construction is complete. The term loan will have a five year maturity with payments based on a ten year amortization. The term loan will initially have a variable rate of 1.0% plus the prime rate. The Company must accept a fixed rate option on no less than 50% of the outstanding debt within 90 days following the end of the construction period by entering into a matched funding contract acceptable to the lending institution. The matched funding contract shall provide a 2.5% spread over the applicable funding source. The remaining balance will have the variable rate of 1.0% plus the prime rate until maturity. However, based on a financial ratio, the interest rate may be subsequently reduced. The Company is also required pay certain closing fees related to the loans.

        Under the terms of the loan commitment agreement, the Company has an operating line of credit of up to $3,500,000, renewable annually through July 2004, with interest due monthly at 1.0% plus the prime rate which totaled 5.25% at December 31, 2002. The Company pays a commitment fee of .125% on the unused portion of the line. There were no amounts outstanding at December 31, 2002. The operating line of credit as well as the construction and term loan are subject to protective covenants requiring the Company to maintain various financial ratios, are secured by all business assets, and require additional loan payments based on excess cash flow.

        The subordinated notes payable to the bank and related party require additional cash flow anticipated to be received from Commodity Credit Corporation for the Bioenergy program to be split pro rata between the subordinated debtors as additional payments on the notes.

        On January 31, 2002, the Company obtained a note payable from a lending institution amounting to $224,000. Interest was charged at 6.5% and was due on March 30, 2002. The note was secured by a second mortgage on real estate. During 2002, the Company repaid the note.

        The Company elected not to borrow funds previously available through a commitment letter from the Small Business Administration.

        The estimated maturities of long-term debt at December 31, 2002 are as follows:

2003	$1,743,201
2004	2,079,239
2005	2,136,541
2006	2,248,329
2007	3,614,202
After 2007	14,977,906

Total long-term debt	$26,802,418

        Equipment includes the following equipment under capital leases at December 31:

	2002	2001
Equipment	$363,416	$4,500
Accumulated amortization	750

Net equipment under capital leases	$362,666	$4,500

        The Company has leased equipment under operating and capital leases through 2008 (see Note 8). At December 31, 2002, the Company had the following minimum commitments, which at inception had non-cancelable terms of more than one year:

	Operating Lease	Capital Leases
2003	$204,300	$61,236
2004	272,400	81,210
2005	272,400	81,098
2006	272,400	79,893
2007	272,400	79,893
After 2007	68,100	55,864

Total minimum lease commitments	$1,362,000	439,194

Less amount representing interest		77,284

Present value of minimum lease commitments; included in the preceding long-term debt		$361,910

5.    MEMBERS' EQUITY

        As specified in the LLC's operating agreement, the LLC has one class of membership units. The LLC is authorized to issue 28,000 membership units. On March 6, 2001, the LLC prepared a Registration Statement with the State of Iowa for 27,000 units, which were available for sale at $1,000 per unit. The initial Registration Statement was amended during 2001 whereby the minimum offering was reduced from $18 million to $8 million in anticipation of the LLC becoming the general partner in LSCP, an entity formed on October 16, 2001 that would own and operate the plant. Additionally, through amendment of the Registration Statement, the offering price was increased, for units purchased after August 14, 2001 from $1,000 to $1,100 to encourage investors to purchase units before August 14, 2001 and offering was extended from closing date of December 31, 2001 to March 6, 2002. The LLC raised $10,226,000 by issuing 10,002 units of the LLC through this offering. Furthermore, as previously described in Note 2, the LLC received a $309,613 contribution of equity from the limited partners in LSCP via allocation of units in excess of net assets contributed by the LLC. The limited partners agreed to this allocation in recognition of efforts and funds previously expended for the development of the plant held by LSCP.

6.    RELATED PARTY TRANSACTIONS

        The engineer and general contractor became limited partners in LSCP during 2002 by investing $500,000 and $1,750,000, respectively. At December 31, 2002 and 2001, the Company had construction payable to the general contractor of $4,037,006 and $3,226,713, respectively. At March 31, 2003, the Company had construction payable to the general contractor of $3,400,263. The Company incurred site preparation costs of $493,945 and $224,961 recorded in accounts payable at December 31, 2002 and 2001, respectively, to an investor of the LSCP.

        The Company had incurred $55,916 and $27,950 in expenses for an equity marketing manager who is also an investor and a member of the Board of Directors for the years 2002 and 2001, respectively. These expenses were deferred at December 31, 2001 as the Company had not successfully closed its offering at that date. During 2002, the deferred costs related to raising capital were netted against proceeds raised. The Company has incurred $85,351 and $43,279 in interest expense to a related party capitalized in construction in progress through March 31, 2003 and December 31, 2002, respectively.

        As described in Note 8, an investor in LSCP will market the ethanol produced by the Company.

7.    INCOME TAXES

        The differences between financial statement basis and tax basis of assets are as follows at December 31:

	2002	2001
Financial statement basis of assets	$44,446,075	$3,875,459
Plus organization and start-up costs capitalized	458,093	292,228
Less deferred offering costs		(130,128)

Tax basis of assets	$43,904,168	$4,037,559

        There were no differences between the financial statement basis and tax basis of the Company's liabilities.

8.    COMMITMENTS AND CONTINGENCIES

        The Company has entered into a construction contract with an engineer and general contractor to construct a plant, with costs estimated at $45.5 million. At December 31, 2002, the total contract, with change orders, approximated $45.2 million of which approximately $39,380,297 was complete. At March 31, 2003, $44,702,215 was complete. The general contractor began construction during the fall of 2001. The plant is scheduled for completion in March 2003 with testing beginning thereafter and full production beginning in April 2003.

        The Company has entered into a lease agreement to lease 50 railroad cars at a price of $454 each per month with a minimum lease term of 60 months. The agreement specifies that if cars are rolled over 36,000 miles in a year, an additional charge of $.03 per mile will be assessed. Any modification charges required by regulating authorities will be passed to the lessee at the rate of $1.75 for each $100 of costs incurred if the modification useful life is equal to the car itself. If the modification useful life is less than that of the car, the increase will be prorated over the remaining term of the lease with 10% added to the cost. Full delivery of railroad cars is anticipated during the second quarter of fiscal 2003.

        The Company has entered into a marketing agreement whereas the Company agrees to sell certain grains and solubles. In return, the buyer agrees to pay the Company a percentage of the selling price for grains and a fixed dollar amount per ton of solubles. The agreement commences when the Company begins selling certain grains and solubles and continues for a year initially and terminable thereafter by either party.

        The Company has entered into an ethanol marketing agreement with a related party. The Company agrees to pay the related party a fixed dollar amount per gallon for every gallon of ethanol produced by the Company and sold by the related party. The initial term is four years once the Company commences selling ethanol with renewal options thereafter in one year increments.

        The Company has entered into a risk management agreement for its derivative activity with a consulting firm. The consulting firm agrees to provide the Company advice, assistance and risk management services. As part of the agreement, the Company agrees to pay the consulting firm a fee of $.002 per gallon of ethanol produced during the term beginning the day of the month after production begins. The initial estimated monthly payment is $6,667. The agreement began in 2002 and continues until July 15, 2003 and is terminable thereafter by either party. No costs were incurred during the first quarter of 2003 and during 2002.

PART III

ITEMS 1. AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit 2.1	Articles of Organization
Exhibit 2.2	Second Amended and Restated Operating Agreement
Exhibit 2.3	Certificate of Limited Partnership
Exhibit 2.4	Limited Partnership Agreement
Exhibit 6.1	Ethanol Marketing Agreement between Little Sioux Corn Processors, L.P. and Minnesota Corn Processors, L.L.C.*
Exhibit 6.2	Assignment of Ethanol Marketing Agreement between Little Sioux Corn Processors, L.P. and Minnesota Corn Processors, L.L.C. to Archer Daniels Midland Company
Exhibit 6.3	Distillers Grain Marketing Agreement between Little Sioux Corn Processors, L.P. and Commodity Specialist Company*
Exhibit 6.4	Design/Build Contract between Little Sioux Corn Processors, L.P. and Fagen, Inc.*

*
Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LITTLE SIOUX CORN PROCESSORS, L.L.C.
Date: April 30, 2003	By:	/s/ DARYL J. HAACK Daryl J. Haack, President

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LITTLE SIOUX CORN PROCESSORS, L.L.C. FORM 10-SB
PART I
ITEM 1. DESCRIPTION OF BUSINESS
ITEM 2. MANAGEMENT'S PLAN OF OPERATION
ITEM 3. DESCRIPTION OF PROPERTY
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM 6. EXECUTIVE COMPENSATION
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8. DESCRIPTION OF SECURITIES
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
ITEM 2. LEGAL PROCEEDINGS
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART F/S
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Financial Statements December 31, 2002 and 2001
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) C O N T E N T S
REPORT OF INDEPENDENT AUDITORS
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Balance Sheet
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Statement of Operations
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Statement of Operations
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Statement of Changes in Members' Equity and Accumulated Other Comprehensive Loss
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Statement of Cash Flows
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Statement of Cash Flows
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Statement of Cash Flows
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Consolidated Statement of Cash Flows
LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY (A Development Stage Company) Notes to Consolidated Financial Statements December 31, 2002 and 2001
PART III
ITEMS 1. AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS
SIGNATURES